Annual General Meeting of Eco Wave Power Global AB

Date: Thursday, June 30, 2022

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

		For	Against	Abstain
1.	Opening of the meeting and election of chairman of the meeting;	☐	☐	☐
2.	Preparation and approval of the voting list;	☐	☐	☐
3.	Election of one or two persons who shall approve the minutes of the meeting;	☐	☐	☐
4.	Approval of the agenda;	☐	☐	☐
5.	Determination of whether the meeting has been duly convened;	☐	☐	☐
7.	Resolution in respect of adoption of the profit and loss statement and the balance sheet;	☐	☐	☐
8.	Resolution in respect of allocation of the Company's result according to the adopted balance sheet;	☐	☐	☐
9.	Resolution in respect of the members of the board of directors' and the CEO's discharge from liability;			
9.1	Inna Braverman (CEO)	☐	☐	☐
9.2	Mats Andersson (board member and chairman)	☐	☐	☐
9.3	Elias Jacobson (board member)	☐	☐	☐
9.4	David Leb (board member)	☐	☐	☐
9.5	Inna Braverman (board member)	☐	☐	☐
10.	Determination of the number of members of the board of directors as well as of the number of auditors;	☐	☐	☐
11.	Determination of the fees payable to the members of the board of directors and the auditors;	☐	☐	☐
12.	Election of members of the board of directors and auditors			
12.1	Re-election of Mats Andersson (as board member)	☐	☐	☐
12.2	Re-election of Elias Jacobson (as board member)	☐	☐	☐
12.3	Re-election of David Leb (as board member)	☐	☐	☐
12.4	Re-election of Inna Braverman (as board member)	☐	☐	☐
12.5	New-election of Annath Abecassis (as board member)	☐	☐	☐
12.6	Re-election of Mats Andersson (as chairman)	☐	☐	☐
12.7	Re-election of Ernst & Young AB (as auditor)	☐	☐	☐
13.	Resolution on an authorization for the board of directors to increase the share capital;	☐	☐	☐
14.	Resolution on an authorization for the board of directors to increase the share capital in the event of an impending takeover bid;	☐	☐	☐
15.	Resolution on changes to the articles of association;	☐	☐	☐
16.	Resolution on change of terms regarding issued warrants series 2020/2024:A;	☐	☐	☐
17.	Resolution on change of terms regarding issued warrants series 2020/2024:B;	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Eco Wave Power Global AB to be held on June 30, 2022 for Holders as of June 1, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m., Eastern Standard Time on June 24, 2022.

www.ecowavepower.com

PROXY TABULATOR FOR

ECO WAVE POWER GLOBAL AB
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Eco Wave Power Global AB

Instructions to THE BANK OF NEW YORK MELLON, as Depositary
(Must be received prior to 12:00 p.m. Eastern Standard Time on June 24, 2022)

The reverse side registered owner of American Depositary Receipts ("Receipts") hereby requests and instructs The Bank of New York Mellon, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the Deposited Securities represented by such Receipt(s) of Eco Wave Power Global AB, registered in the name on the reverse side on the books of the Depositary as of the close of business on June 1, 2022, at the Annual General Meeting of Eco Wave Power Global AB to be held on June 30, 2022, in respect of the resolutions specified on the reverse hereof.

NOTES:

1. **Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box.**
2. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares of Deposited Securities other than in accordance with such instructions.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Eco Wave Power Global AB
P.O. Box 8016
CARY, NC 27512-9903